Consolidated Interim Financial Statements

For the six months ended September 30, 2006 and 2005

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended September 30, 2006.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	September 30, 2006	March 31, 2006
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$23,367,479	$18,753,695
Amounts receivable and prepaids	379,956	376,334
Inventory	1,217,600	942,769
	24,965,035	20,072,798
Property and equipment (Note 3)	42,356,750	9,186,599
	$67,321,785	$29,259,397

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$4,612,568	$2,229,565

Non-current
Future income tax (Note 2)	5,329,492	-
Asset retirement obligations (Note 4)	151,515	-
	10,093,575	2,229,565

Share capital (Note 5)	70,021,419	38,424,949
Contributed surplus	754,585	709,860
Deficit	(13,547,794)	(12,104,977)
	57,228,210	27,029,832
	$67,321,785	$29,259,397

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2006	2005	2006	2005

Revenues
Production revenue	$234,916	$-	$234,916	$-
Royalties	(11,746)		(11,746)
	223,170	-	223,170	-

Expenses
General and administrative	432,661	284,300	894,465	558,790
Production costs	129,308	-	129,308	-
Stock option compensation (Note 5)	38,207	12,355	44,725	32,329
Directors & officers insurance	13,298	8,062	25,392	8,062
Foreign exchange	130,172	292,895	547,246	225,009
Depletion	84,045	-	84,045	-
Accretion	1,871	-	1,871	-
Amortization	1,608	1,580	3,216	3,017
	(831,170)	(599,192)	(1,730,268)	(827,207)

Other Items
Interest income	216,664	26,048	395,267	52,227
Write-off of oil and gas properties
(Note 3)	(330,986)	(94,648)	(330,986)	(94,648)
Gain on sale of marketable securities	-	39,912	-	39,912
	(114,322)	(28,688)	64,281	(2,509)

Net loss for the period	(722,322)	(627,880)	(1,442,817)	(829,716)

Deficit, beginning of period	(12,825,472)	(10,881,251)	(12,104,977)	(10,679,415)

Deficit, end of Period	$(13,547,794)	$(11,509,131)	$(13,547,794)	$(11,509,131)

Loss per share	$(0.01)	$(0.02)	$(0.02)	$(0.03)

Weighted average number of shares
outstanding	73,816,873	28,079,859	73,816,873	28,079,859

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2006	2005	2006	2005

Operating Activities
Net loss for the period	$(722,322)	$(627,880)	$(1,442,817)	$(829,716)
Changes for non-cash operating items:
Amortization	1,608	1,580	3,216	3,017
Stock option compensation	38,207	12,355	44,725	32,329
Write-off of oil and gas properties	330,986	94,648	330,986	94,648
Accretion	1,871		1,871
Depletion	84,045	-	84,045	-
Gain on sale of marketable securities	-	(39,912)	-	(39,912)
	(265,605)	(559,209)	(977,974)	(739,634)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	1,024,541	(51,796)	(3,622)	(97,046)
Due to/from related parties	-	4,413	-	19,532
Accounts payable and accrued liabilities	(1,097,831)	21,379	(2,200,985)	(500,520)
Cash used in operating activities	(338,895)	(585,213)	(3,182,581)	(1,317,668)

Financing Activities
Issuance of common shares	(58,080)	20,411,982	28,096,470	20,411,982
Cash provided by (used in) financing
activities	(58,080)	20,411,982	28,096,470	20,411,982

Investing Activities
Purchase of property and equipment	(3,821,114)	(1,142,777)	(20,025,274)	(1,376,147)
Inventory	(315,088)	-	(274,831)	-
Proceeds from sale of marketable securities	-	43,212	-	43,212
Cash used in investing activities	(4,136,202)	(1,099,565)	(20,300,105)	(1,332,935)

Net increase (decrease) in cash during
the period	(4,533,177)	18,727,204	4,613,784	17,761,379
Cash and cash equivalents - Beginning
of the period	27,900,656	5,403,110	18,753,695	6,368,935
Cash and cash equivalents – End of
the period	$23,367,479	$24,130,314	$23,367,479	$24,130,314

See accompanying notes.

Supplementary disclosures:
Interest received	$216,664	$26,048	$178,603	$26,179

Non-cash investing activities:
The Company incurred $4,583,988 in exploration expenditures which amounts were in accounts payable at September 30, 2006. The Company also recorded an aggregate of $8,979,136 in non-cash acquisition costs related to the acquisition of Cheal Petroleum Limited as more fully described in the accompanying notes.

Notes to the Consolidated Interim Financial Statements
Six Months Ended September 30, 2006
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2006, with the exception of the treatment of stock-option compensation which changed during the 2007 fiscal year to date.

The Company continues to use the fair value method for valuing stock option grants and, under this method, compensation cost attributable to all stock options granted is measured at fair value at the grant date. Until March 31, 2006 this compensation cost was expensed in the year of grant with a corresponding increase in contributed surplus. Beginning April 1, 2006 the Company is amortizing the fair value of option grants over the vesting period of the granted options. Consideration paid upon the exercise of the stock options will be recorded as an increase to share capital together with the corresponding amounts previously recognized in contributed surplus.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to September 30, 2006 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2006.

Note 2 – Acquisition of Cheal Petroleum limited, PEP 38757 Limited and PEP 38758 Limited

On June 16, 2006 the Company acquired all of the issued and outstanding shares of Cheal Petroleum Limited, PEP 38757 limited and PEP 38758 Limited, collectively referred to as “Cheal” all of which are arms length oil and gas companies. The Cheal acquisition was accounted for by the purchase method and the shares were acquired for an aggregate of $16,439,074 by the issuance of 5,000,000 common shares of the Company priced at $0.70 per share plus cash consideration of $12,939,074.

The acquisition was accounted for as of the closing date with the purchase price allocated to the assets and liabilities as shown below:

Calculation of purchase price

Cash for purchase of shares	$12,839,074
Fair value of shares issued	3,500,000
Transaction costs	100,000
$16,439,074

Allocation of purchase price

Oil and gas properties	$22,168,070
Equipment	346,837
Asset retirement obligations	(149,644)
Future income taxes	(5,329,492)
Working capital	(596,697)
$16,439,074

Note 3 – Property and Equipment

				Depletion	Net Book
	Working	Net Book	Additions	Recoveries and	Value at
	Interest	Value at	During the	Write-offs During	September 30
	%	March 31, 2006	Period	During The Period	2006
Oil and Gas Properties
Proved
New Zealand:
PEP 38738-S	30.50	$-	$23,460,538	$(84,045)	$23,376,493
Unproved
New Zealand:
PMP 38153	15.00	9,597	13,301	-	22,898
PMP 38157	33.33	4,342	6,886,560	-	6,890,902
PEP 38256	100.00	417,568	39,368	-	456,936
PEP 38258	25.00	79,167	201,323	-	280,490
PEP 38260	30.00	512,885	7,844	-	520,729
PEP 38341	35.50	523,150	-	-	523,150
PEP 38342	35.50	502,635	-	-	502,635
PEP 38732	100.00	1,000	44,936	-	45,936
PEP 38736	15.00	29,843	10,345	(40,188)	-
PEP 38738-D	15.10	-	1,440,752	-	1,440,752
PEP 38741	45.00	1,637,891	111,947	-	1,749,838
PEP 38744	25.00	-	33,513	-	33,513
PEP 38745	83.33	554,925	555	-	555,480
PEP 38746	16.67	95,538	72,747	-	168,285
PEP 38748	33.33	-	-	-	-
PEP 38751	66.66	563,522	1,436	-	564,958
PEP 38757	100.00	2,466,661	56,469	-	2,523,130
PEP 38758	100.00	983,650	75,629	-	1,059,279
PEP 38765	38.30	690,155	51,890	(190,658)	551,387
PEP 38766	33.33	-	1,646	-	1,646
PEP 38767	100.00	83,234	207,564	(290,798)	-
New interests	-	-	114,942	-	114,942
		9,155,763	32,833,305	(605,689)	41,383,379
Equipment
Share of JV Assets		-	860,656	-	860,656
Office		30,836	85,095	(3,216)	112,715

Total		$9,186,599	$33,779,056	(608,905)	$42,356,750

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,839,074), 5 million shares of the Company and a 0.775% gross over riding royalty on PEP 38738-D.

Subsequent to June 30, 2006 a mining permit was granted “PMP 38156” covering both PEP 38738-S and PEP 38738-D.

During the six-month period ended September 30, 2006 the Company relinquished its interests in PEP 38736 and PEP 38767 and has written-off the costs associated with each permit.

Refer to Note 2

Note 4 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the three months ended September 30, 2006:

Balance at March 31, 2006	$-
Acquired liability	149,644
Accretion expense	1,871
Balance at September 30, 2006	$151,515

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity and this liability has not changed in the quarter ended September 30, 2006. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $243,754 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a risk-adjusted interest rate of 5% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Note 5 – Share Capital

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.
	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at March 31, 2006	46,631,081	$38,424,949
Private placement, net of issue costs	40,000,000	28,096,470
Acquisition of Cheal Petroleum Limited	5,000,000	3,500,000
	91,631,081	$70,021,419

During the first quarter of the 2007 fiscal year the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of $0.75 per share.

On June 16, 2006 the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Note 2 and 3

b)	Share Purchase Warrants
The following is a continuity of outstanding share purchase warrants:
	Number of	Weighted Average
	Share Purchase Warrants	Exercise Price (1)
Balance at March 31, 2006	942,495	$1.09
Expired during the period	(942,495)	(1.09)
Exercisable September 30, 2006	-	$-

(1) Certain of the share purchase warrants that expired were denominated in US dollars and were converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At September 30, 2006, there are no share purchase warrants are outstanding.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2006	1,025,000	$0.83
Granted during the period	100,000	0.90
Granted during the period	625,000	0.70
Outstanding at June 30, 2006	1,750,000	$0.79

(1) Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At September 30, 2006, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
100,000	US$0.65	May 31, 2008
125,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 29, 2010
150,000	$1.30	November 22, 2010
150,000	$0.66	January 2, 2011
100,000	$0.90	April 25, 2011
625,000	$0.70	August 2, 2011
1,750,000

During the six-months ended September 30, 2006 the Company granted options to acquire a total of 725,000 common shares of the Company, all of which vest over eighteen months. 600,000 of these options were granted to directors of the Company.

During the period ended September 30, 2006, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 4.5% to calculate an option benefit at the dates of grant of $0.27 per option share granted, amortized over the vesting period of eighteen months for a total option benefit of $44,725 being recorded for the period to date.

Note 6 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current period’s financial statement presentation